UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11 -K

(Mark One)
X

ANNUAL REPORT PURSUANT TO SECTION

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
__

TRANSITION REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1943
For the transition period from ____________ to ____________
Commission File Number:

0-27078
A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Henry Schein, Inc. 401(k) Savings Plan
B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Henry Schein, Inc.
135 Duryea Road

Melville, New York

11747

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
TABLE OF CONTENTS

Page

Number

Report of Independent Registered Public Accounting Firm
3

Financial Statements:

Statements of Net Assets Available

for Benefits as of December 31, 2023 and December 31, 2022
4
Statements of Changes in Net Assets Available

for Benefits for the years ended December 31, 2023 and December
31, 2022
5
Notes to Financial Statements
6

Supplemental schedule for the year ended December 31, 2023:

Form 5500, Schedule H, Part IV,

Line 4i - Schedule of Assets (Held at End of Year)

as of December 31, 2023
15

Signature
16

Exhibits:

Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974 have been omitted

because they are not applicable.

Report Of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Henry Schein, Inc. 401(k) Savings Plan
Melville, New York
Opinion on the Financial Statements
We

have audited

the accompanying

statements of

net assets

available for

benefits of

the Henry

Schein, Inc.

401(k) Savings

Plan (the
“Plan”) as of December 31,

2023 and 2022, the

related statements

of changes in net

assets available for benefits

for the years then

ended,
and the

related notes

(collectively,

the “financial

statements”).

In our

opinion, the

financial statements

present fairly,

in all

material
respects, the net assets available

for benefits of the Plan

as of December 31, 2023 and

2022, and the changes in net

assets available for
benefits for the

years then ended, in conformity with accounting principles generally accepted in the

United States of America.
Basis for Opinion
These financial

statements are the

responsibility of

the Plan’s

management.

Our responsibility is

to express an

opinion on the

Plan’s
financial statements

based on

our audits.

We

are a

public accounting

firm registered

with the

Public Company

Accounting Oversight
Board

(United

States)

(“PCAOB”)

and

are

required

to

be

independent

with

respect

to

the

Plan

in

accordance

with

the

U.S.

federal
securities laws and the applicable rules and regulations of the Securities and

Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The
Plan is

not required

to have,

nor were

we engaged

to perform,

an audit

of its

internal control

over financial

reporting. As

part of

our
audits we

are required

to obtain

an understanding

of internal

control over

financial reporting

but not

for the purpose

of expressing

an
opinion on the effectiveness of the Plan’s

internal control over financial reporting. Accordingly,

we express no such opinion.
Our audits included performing

procedures to assess

the risk of material

misstatement of the financial

statements, whether due to

error or
fraud, and performing

procedures that respond

to those risks. Such

procedures included examining,

on a test basis, evidence

regarding
the

amounts

and

disclosures

in

the

financial

statements.

Our

audits

also

included

evaluating

the

accounting

principles

used

and
significant

estimates made

by the

Plan’s

management,

as well

as evaluating

the overall

presentation

of the

financial statements.

We
believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the

accompanying Schedule H, Line 4i-Schedule

of Assets (Held at End of Year)

as of December 31,
2023

has

been

subjected

to

audit

procedures

performed

in

conjunction

with

the

audit

of

the

Plan’s

financial

statements.

The
supplemental information

is presented

for the

purpose of

additional analysis

and is

not a

required part

of the

financial statements

but
included supplemental

information required

by the Department

of Labor’s

Rules and Regulations

for Reporting

and Disclosure under
the Employee Retirement

Income Security Act of

1974. The supplemental

information is the responsibility

of the Plan’s

management.
Our

audit

procedures

included

determining

whether

the

supplemental

information

reconciles

to

the

financial

statements

or

the
underlying

accounting

and

other

records,

as

applicable,

and

performing

procedures

to

test

the

completeness

and

accuracy

of

the
information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental

information,

including

its form

and content,

is presented

in conformity

with the

Department

of Labor’s

Rules and
Regulations

for

Reporting

and

Disclosure

under

the

Employee

Retirement

Income

Security

Act

of

1974.

In

our

opinion,

the
supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, P.C.
We have served

as the Plan’s auditor since 1984.
New York,

New York
June 21, 2024

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
STATEMENTS

OF NET ASSETS AVAILABLE

FOR BENEFITS

December 31, December 31,

2023 2022

Assets
Investments, at fair value (Note 4):
Money market account
$ 104,620 $ 184,027
Mutual funds
780,071,274 647,386,525
Common collective trust funds
551,788,572 494,956,061
Common stock
46,633,953 54,226,139
Total

investments
1,378,598,419 1,196,752,752
Receivables:
Notes receivable from participants 18,990,967 17,578,320
Employer’s contribution (Note 1(b)) 31,189,938 30,872,673
Other 15,502 5,638
Total

receivables
50,196,407 48,456,631
Total

Assets
1,428,794,826 1,245,209,383
Liabilities
Benefits payable 8,362 -
Other payables - 75,004
Net assets available for benefits $ 1,428,786,464 $ 1,245,134,379
See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
STATEMENTS

OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Year

Ended

December 31, December 31,

2023 2022

Additions:
Investment income:
Interest and dividends $ 28,287,849 $ 22,840,129
Net appreciation (depreciation) in fair value of investments:
Mutual funds 181,949,957 (271,576,333)
Common stock (2,788,844) 1,620,077
Total

investment income, net
207,448,962 (247,116,127)
Participants’ contributions 66,371,569 72,512,470
Employer’s contribution (Note 1(b)) 31,189,938 30,872,673
Interest income - notes receivable from participants 1,256,547 1,099,058
Total

additions
306,267,016 (142,631,926)
Deductions:
Benefits paid to participants 120,052,039 91,788,486
Administrative expenses 1,134,519 1,361,706
Total

deductions
121,186,558 93,150,192
Net increase (decrease) before

transfer out to a related plan
185,080,458 (235,782,118)
Transfer out to a

related plan (Note 1(a))
(1,428,373) (48,030,671)
Net increase (decrease) in plan assets 183,652,085 (283,812,789)
Net assets available for benefits, beginning of year 1,245,134,379 1,528,947,168
Net assets available for benefits, end of year $ 1,428,786,464 $ 1,245,134,379
See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1 – Description of Plan

The following description of the Henry Schein, Inc. 401(k) Savings Plan (the

“Plan”) provides only general information.

Participants
should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
(a) Nature of Operations
The Plan is a contributory defined contribution 401(k) plan originally effective

January 1, 1970.

The Plan was amended effective
December 26, 1993, to include an Internal Revenue Code Section 401(k) feature.

The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (“ERISA”).

The third-party administrator is Fidelity Investments Institutional Operations
Company, Inc., (the

“Administrator”).

The Plan trustee is Fidelity Management Trust Company

(the “Trustee”).

Eligible employees
are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).
All employees (other than temporary employees) are eligible to make salary reduction contributions to the Plan upon hire and become eligible to be credited with Profit Sharing Contributions and the Employer Match (each as described below) upon completion of a one
year period of service.

Temporary employees are

eligible to make salary reduction contributions to the Plan and to be credited with
Profit Sharing Contributions and the Employer Match on the first July 1 or January

1 following the completion of a twelve consecutive
month period during which the temporary employee is credited with at least one thousand hours of service or the completion of three
consecutive plan years starting

on or after

January 1, 2021

in each of

which the temporary employee

is credited with

at least five

hundred
hours of service.

If an individual is initially classified as a temporary employee and then is reclassified as a regular participant, the
participant is immediately eligible to make salary reduction contributions to the Plan, and is eligible to be credited with Profit Sharing
Contributions and the Employer Match upon the earlier of a completion of a one year period of service or when he or she would have
been eligible to be credited with Profit Sharing Contributions and the Employer

Match if he or she would have remained a temporary
employee.
On December 18, 2023, the Plan was amended to (i) provide for a multiple employer plan, effective as of January 1, 2023, to allow for
the inclusion of certain joint ventures (where the Plan sponsor or a controlled group member owns at least 50%) as participating
employers in the Plan; (ii) provide for the recognition of prior services for employees of an acquired entity; (iii) effective January 1,
2024, exclude student interns as a class from participating in the Plan;

and (iv) clarify that forfeitures shall be used to make Employer contributions before they are used to pay Plan expenses.
On June 29, 2022, the Plan entered

into an agreement with Henry Schein One, LLC,

whereby the account balances of certain employees
of Henry Schein One, LLC participating in the Plan were transferred to the Henry Schein One,

LLC 401(k) Retirement Plan effective
July 1, 2022.
(b) Contributions
The Plan provides for a discretionary Employer contribution (the “Profit

Sharing Contribution”) of a percentage of a participant’s

base
compensation, as defined under the Plan.

There were no discretionary Profit Sharing Contributions for the years ended December

31,
2023 and 2022.
Plan participants may voluntarily make

qualified retirement contributions to the

Plan which are deductible by

the participants for federal
income tax purposes under Section

401(k) of the Internal Revenue Code

(“IRC”) or may be

made after-tax in the form of

a Roth elective
deferral 401(k) contribution (collectively,

401(k) Contributions).

The Plan allows employees to elect to contribute, through payroll deductions, stated percentages from 1% to 50% of their compensation, as defined under the Plan, not to exceed $22,500 for year 2023
and $20,500 for year 2022, in accordance with the deferral limitations for such years under the IRC.

For Plan years beginning on and
after January 1, 2021, the Employer Match is a percentage of participant 401(k)

Contributions set by the Company in its discretion.

Starting with the 2021 Plan Year,

this percentage was set at 100% of participant 401(k) Contributions up to the lesser of 7%

or the
participant’s deferral percentage,

multiplied by the participant’s base compensation, as defined under the Plan.

For the 2023

and 2022
Plan years, the Employer Match was

allocated 100% to the participant’s investment elections on file,

subject to a 20% allocation limit

to
the Henry Schein, Inc. Common Stock Fund.
Participants age 50 or over are permitted to make additional catch-up 401(k)

Contributions once the participant has reached a limit on
those contributions imposed either by the Plan or by law.

The extra amount a participant may contribute may not exceed $7,500 in year
2023 and $6,500 in year

2022.

Participants may also contribute amounts

representing distributions from other qualified defined benefit or defined contribution plans (rollover).

The Plan provides

for the automatic enrollment in the Plan, at a deferral percentage of 3% of compensation,

of eligible employees
initially hired by

the Company or

its participating affiliates on

or after March

1, 2014, unless

the employee elects

not to make

401(k) plan
contributions or elects to make 401(k) Contributions at a different percentage.
(c) Participants’ Accounts
Each participant’s account

is credited with the participant’s 401(k)

Contributions and the Employer contributions and an allocation of net Plan earnings.

Expenses directly related to participant transactions are deducted from the respective participant’s account.

Participants also have the option to direct up to 20% of their account balances to common shares of Henry Schein, Inc.
(d) Vesting
Participants are immediately vested in their 401(k) Contributions plus actual earnings thereon.

Vesting

in the Profit Sharing
Contribution and the Employer Match, plus actual earnings thereon, is based on years of continuous service, on a graded scale as
follows:
Vested
Vesting

percentage
2 but less than 3 years

20%
3 but less than 4 years

40%
4 but less than 5 years

60%
5 or more years

100%
(e) Investments
Participants direct the investment of their 401(k) Contributions and Employer contributions into various investment options offered by
the Plan.

The Plan currently offers nine mutual funds, seventeen common collective trust funds, and a Company stock fund, subject to certain limitations, as investment options for participants.
(f) Notes Receivable from Participants
Participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance from their accounts pursuant to rules set forth in the Plan document.

The minimum amount that may be borrowed is $1,000 and only two loans may be made in any
calendar year, and no more than two loans may be

outstanding at any time.

The loans are secured by the balance in the participants’
accounts and bear interest at

prevailing rates.

The loans must be

for a term of five

years or less (ten

years if the loan is

for the purpose of
purchasing a principal residence).

Principal and interest are paid ratably through payroll deductions.
If an employee is terminated and

has an outstanding loan balance at the

time of termination, the employee will

be permitted to repay any
outstanding loans directly to the Trustee.

The employee may also roll-over any outstanding loans,

as part of a rollover of

the terminated
employee’s entire vested account

balance to certain other retirement plans in which the terminated employee participates.

Notes
receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest at the end of the period.

No allowance for credit losses has been provided as of December 31, 2023 and 2022.

Delinquent participant loans are
recorded as distributions based on the terms of the Plan document.

(g) Payment of Benefits
The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested,
nonforfeitable portion of the participant’s

account is distributed as outlined in the Plan.

Participants may also receive in-service or
hardship distributions based on criteria as described in the Plan document.
(h) Administrative Expenses
All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets.

For the years ended December 31, 2023 and 2022, the
Plan Sponsor did not use any Plan assets from forfeited accounts to pay costs associated with the Plan.

Amounts reflected in the
statements of changes in

net assets

available for benefits reflect

various participant directed expenses

which have been

deducted from the
respective participant accounts.

The Plan pays a flat administrative fee equal to $53 for each participant in the Plan.

Participants’ accounts are then charged the fee
proportionally based on their

account balance.

If participants elect

to make use

of optional financial

advisory services, fees

are deducted

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

directly from the participants account.

Fees are calculated and deducted quarterly,

and as a result, the actual fee per participant can
vary.
(i) Forfeitures
Forfeiture allocations are used first to reduce the contribution to fund the Employer Match and, if any remain they may be used to

offset
administrative expenses of the Plan.

Forfeited invested accounts totaled $737,726 and $570,585 at December

31, 2023 and 2022,
respectively, and are

included primarily in the T.

Rowe Price Stable Value

Common Trust Fund Class P.

Forfeitures in the amount of
$1,102,178 and $735,723 will be or have been used to offset

the Employer Match for the years ended December 31, 2023 and 2022, respectively.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.

Actual results could differ from those estimates.
Investment Valuation

and Income Recognition
Investments are stated at fair value based upon quoted market prices.

Gains and losses on investment transactions are recognized when realized based on trade dates.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized appreciation
(depreciation).

Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest at the end of the period.

No allowance for credit losses has been provided as of December 31, 2023 and

2022.

Delinquent participant loans are
recorded as distributions based on the terms of the Plan document.
Risk and Uncertainties
The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market
volatility.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of
investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the
amounts reported in the financial statements.

The Plan’s investments are not

insured or protected by the Plan’s Trustee,

or any other
governmental agency; accordingly, the Plan is

subject to the

normal investment risks associated

with money market funds,

mutual funds,
stocks, bonds, and other similar

types of investments.

At December 31, 2023, two

investments comprised 27.2% of net assets

available
for benefit as of December 31, 2023.

At December 31, 2022, one investment comprised 15.3% of net assets available for benefit as of
December 31, 2022.
Payment of Benefits
Benefits are recorded when paid.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

Note 3 – Tax

Status
The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated April 24, 2017, that the Plan, which was amended and restated effective as of January 1, 2015,

with certain amendments effective on subsequent dates, and related trust are
designed in accordance with the

applicable sections of the IRC.

Although the Plan has been

amended since receiving the determination
letter, the Company’s 401(k) Administrative Committee, the members of which are appointed by

the Company’s Board of Directors (the
“Plan Administrator”), believes that the

Plan is currently designed and

being operated in compliance with

the applicable requirements of
the IRC.

The related trust, therefore, is not subject to tax under present income tax law.

Accordingly, no provision

for income taxes
has been included in the Plan’s financial

statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

The Plan is subject to routine audits
by taxing jurisdictions; however, there

are currently no audits for any tax periods in progress.
Note 4 – Fair Value

Measurements
Financial Accounting Standards Board (“FASB”)

Accounting Standards Codification (“ASC”) 820 defines fair value as the price that
would be received to sell an asset or paid to transfer a

liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy that distinguishes between (1)

market participant assumptions developed based on
market data obtained from independent sources (observable inputs)

and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).
The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for
identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

In accordance with ASC 820, the Plan
classifies its investments into:
·

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement
date.
·

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or
indirectly.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or
similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or
liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
·

Level 3 - Inputs that are unobservable for the asset or liability.
The following section describes the valuation methodologies that were used to measure different financial instruments at fair value,
including an indication of the level

in the fair value hierarchy

in which each instrument is

classified.

There have been no

changes in the
methodologies used at December 31, 2023 and 2022.
Money Market Account
Funds held in the money market account are valued at the net asset value of shares held by the Plan as of December 31, 2023 and 2022, which approximates fair value and are classified as Level 1 within the fair value hierarchy.
Mutual Funds
Mutual funds are

valued at the

net asset value

of shares held

by the Plan

as of December

31, 2023 and

2022.

The Company has

classified
its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible.

Common Collective Trust Funds
The common collective trust funds at December 31, 2023 and December 31,

2022 are valued at net asset value per unit as a practical
expedient, which is calculated

based on the

fair values of

the underlying investments held

by the fund

less its liabilities

as reported by the
issuer of the fund.

The practical expedient is

used for purposes of

these statements, but is

not used in situations when

it is determined to
be probable that the fund will sell the investments for an amount different than the reported net asset value.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

Common Stock Fund
The Henry Schein, Inc. Common Stock Fund is a unitized stock fund.

The fund consists of both Henry Schein, Inc. common stock and a short-term cash component that provides liquidity for daily trading.

Henry Schein, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.

The
Henry Schein, Inc. Common Stock Fund is classified within Level 1 of the fair value hierarchy based upon unadjusted quoted prices in
active markets for identical assets or liabilities that were accessible at December

31, 2023 and 2022.

The Henry Schein, Inc. common
stock component of $46,633,953 and $54,226,139 is included within

“Common stock” on the Statements of Net Assets Available

for
Benefits and the short-term cash

component of $104,620 and $184,027 is

included within “Money market account” on

the Statements of
Net Assets Available for

Benefits as of December 31, 2023 and 2022.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

The following tables present the Company’s

investments that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31,

2023 and 2022:

December 31, 2023

Level 1 Level 2 Level 3 Total
Investments:
Money market account $ 104,620 $ - $ - $ 104,620
Mutual funds 780,071,274 - - 780,071,274
Henry Schein, Inc. Common Stock 46,633,953 - - 46,633,953
Total investments in

the fair value hierarchy
$ 826,809,847 $ - $ - $ 826,809,847
Investments measured at net asset value:
Common collective trust funds
(1)
- - - 551,788,572
Total investments at fair

value
$ 826,809,847 $ - $ - $ 1,378,598,419

December 31, 2022

Level 1 Level 2 Level 3 Total
Investments:
Money market account $ 184,027 $ - $ - $ 184,027
Mutual funds 647,386,525 - - 647,386,525
Henry Schein, Inc. Common Stock 54,226,139 - - 54,226,139
Total investments in

the fair value hierarchy
$ 701,796,691 $ - $ - $ 701,796,691
Investments measured at net asset value:
Common collective trust funds
(1)
- - - 494,956,061
Total investments at fair

value
$ 701,796,691 $ - $ - $ 1,196,752,752
(1)
This class represents investments in the T. Rowe Price

Stable Value

Common Trust Fund P (“Stable Value

Fund”), Prudential
Core Plus Bond Fund (“Prudential Fund”),

FRDM Index Target

Date Funds and the BlackRock Strategic Completion
Non-Lendable Fund M (“BlackRock Fund”) that are measured at fair value using the net asset value per unit (or its equivalent)
and have not been categorized in the fair value hierarchy.

The Stable Value

Fund invests primarily in guaranteed investment
contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments.

The Prudential
Fund invests primarily in U.S Treasury,

agency, corporate, mortgage

-backed, and asset-backed securities.

The BlackRock
Fund invests primarily in U.S. Treasury Inflation

Protected Securities, real estate investment trusts, and commodities.

The
FRDM Index Target

Date Funds invest primarily in a combination of domestic U.S equity pools, international equity pools,
bond pools and short-term

pools.

The fair value

amounts presented in this

table are intended to

permit reconciliation of the

fair
value hierarchy to the line items presented in the statements of net assets available for benefits.
The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or
reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other
market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

The following tables set forth additional disclosures of the Plan’s investments that have fair value estimated using net asset value:

Fair Value

Estimated Using Net Asset Value

Per Share

December 31, 2023

Fair Value*
Unfunded
Commitment
Redemption
Frequency
Other
Redemption
Restrictions
Redemption
Notice Period
Investment:
FRDM Index Target

Date 2030
Commingled Pool Class T
$ 117,736,506 $ n/a Daily n/a n/a
FRDM Index Target

Date 2040
Commingled Pool Class T
96,668,769 n/a Daily n/a n/a
T. Rowe Price Stable Value

Common
Trust Fund P
71,059,445 n/a Daily n/a 12 months
FRDM Index Target

Date 2050
Commingled Pool Class T
59,397,659 n/a Daily n/a n/a
Prudential Core Plus Bond Fund 46,538,304
n/a Daily n/a n/a
FRDM Index Target

Date 2020
Commingled Pool Class T
36,329,233 n/a Daily n/a n/a
FRDM Index Target

Date 2035
Commingled Pool Class T
30,572,553 n/a Daily n/a n/a
FRDM Index Target

Date 2025
Commingled Pool Class T
22,671,066 n/a Daily n/a n/a
FRDM Index Target

Date 2045
Commingled Pool Class T
18,005,937 n/a Daily n/a n/a
FRDM Index Target

Date 2060
Commingled Pool Class T
16,736,713 n/a Daily n/a n/a
FRDM Index Target

Date 2055
Commingled Pool Class T
14,591,239 n/a Daily n/a n/a
BlackRock Strategic Completion
Non-Lendable Fund M
8,167,389 n/a Daily n/a n/a
FRDM Index Target

Date 2010
Commingled Pool Class T
4,811,366 n/a Daily n/a n/a
FRDM Index Target

Date Income
Commingled Pool Class T
3,389,248 n/a Daily n/a n/a
FRDM Index Target

Date 2015
Commingled Pool Class T
2,794,521 n/a Daily n/a n/a
FRDM Index Target

Date 2065
Commingled Pool Class T
2,159,789 n/a Daily n/a n/a
FRDM Index Target

Date 2005
Commingled Pool Class T
158,835 n/a Daily n/a n/a

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

Fair Value

Estimated Using Net Asset Value

Per Share

December 31, 2022

Fair Value*
Unfunded
Commitment
Redemption
Frequency
Other
Redemption
Restrictions
Redemption
Notice Period
Investment:
FRDM Index Target

Date 2030
Commingled Pool Class T
$ 105,674,709 $ n/a Daily n/a n/a
T. Rowe Price Stable Value

Common
Trust Fund P
83,063,715 n/a Daily n/a 12 months
FRDM Index Target

Date 2040
Commingled Pool Class T
77,601,969 n/a Daily n/a n/a
Prudential Core Plus Bond Fund 47,610,193
n/a Daily n/a n/a
FRDM Index Target

Date 2050
Commingled Pool Class T
45,581,918 n/a Daily n/a n/a
FRDM Index Target

Date 2020
Commingled Pool Class T
38,269,359 n/a Daily n/a n/a
FRDM Index Target

Date 2035
Commingled Pool Class T
22,406,447 n/a Daily n/a n/a
FRDM Index Target

Date 2025
Commingled Pool Class T
17,502,394 n/a Daily n/a n/a
FRDM Index Target

Date 2060
Commingled Pool Class T
11,565,310 n/a Daily n/a n/a
BlackRock Strategic Completion
Non-Lendable Fund M
11,294,425 n/a Daily n/a n/a
FRDM Index Target

Date 2045
Commingled Pool Class T
11,260,976 n/a Daily n/a n/a
FRDM Index Target

Date 2055
Commingled Pool Class T
9,099,323 n/a Daily n/a n/a
FRDM Index Target

Date 2010
Commingled Pool Class T
6,392,480 n/a Daily n/a n/a
FRDM Index Target

Date Income
Commingled Pool Class T
3,728,408 n/a Daily n/a n/a
FRDM Index Target

Date 2015
Commingled Pool Class T
2,636,531 n/a Daily n/a n/a
FRDM Index Target

Date 2065
Commingled Pool Class T
992,167 n/a Daily n/a n/a
FRDM Index Target

Date 2005
Commingled Pool Class T
275,737 n/a Daily n/a n/a
Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA.

In the event of Plan termination, participants will become 100% vested in their accounts.
Note 6 – Party-in-Interest and Related Party Transactions
The Plan invests in

shares of funds managed

by an affiliate of

the Trustee as defined by

the Plan and,

therefore, these transactions in such
investments qualify as party-in-interest.

The Plan invests in the common stock of Henry Schein, Inc., which is a party-in-interest and a related party to the Plan.

Notes receivable from participants also qualify as party-in-interest transactions.

The Plan provides for an
Employer Match, as discussed in Note 1(b), which qualifies as a party-in-interest.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
NOTES TO FINANCIAL STATEMENTS

– (Continued)

Note 7 – Subsequent Events
In preparing the financial statements, Plan management has evaluated events and transactions for potential recognition or disclosure
through June 21, 2024, the date the Plan’s financial statements are available to be issued and has determined no such subsequent events
have occurred that would require adjustments to, or disclosures as stated herein.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
FORM 5500, SCHEDULE H, PART

IV,

LINE 4i SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
(EIN: 11-3136595

Plan Number: 003)
DECEMBER 31, 2023

(a) (b) (c) (d) (e)
Identity of issue, borrower, Description of Investment including maturity date, rate lessor or similar party of interest, collateral, par or maturity value Cost (a) Current Value
Money market/cash and cash equivalents:

* Fidelity Investments Government Money Market Fund a $
104,620
** Common Stock Fund:

Henry Schein, Inc.

Common Stock a $ 46,633,953
Common Collective Trust Funds:
*
Fidelity Investments

FRDM Index Target Date 2030 Commingled Pool Class T a
$
117,736,506
*
Fidelity Investments

FRDM Index Target Date 2040 Commingled Pool Class T a 96,668,769
T. Rowe Price

Stable Value

Common Trust Fund - Class P
a 71,059,445
* Fidelity Investments FRDM Index Target Date 2050 Commingled Pool Class T a 59,397,659
Prudential Core Plus Bond Fund a 46,538,304
* Fidelity Investments FRDM Index Target Date 2020 Commingled Pool Class T a 36,329,233
* Fidelity Investments FRDM Index Target Date 2035 Commingled Pool Class T a 30,572,553
* Fidelity Investments FRDM Index Target Date 2025 Commingled Pool Class T a 22,671,066
* Fidelity Investments FRDM Index Target Date 2045 Commingled Pool Class T a 18,005,937
* Fidelity Investments FRDM Index Target Date 2060 Commingled Pool Class T a 16,736,713
* Fidelity Investments FRDM Index Target Date 2055 Commingled Pool Class T a 14,591,239
BlackRock

Strategic Completion Non-Lendable Fund M a 8,167,389
* Fidelity Investments FRDM Index Target Date 2010 Commingled Pool Class T a 4,811,366
* Fidelity Investments FRDM Index Target Date Income Commingled Pool Class T a 3,389,248
* Fidelity Investments FRDM Index Target Date 2015 Commingled Pool Class T a 2,794,521
* Fidelity Investments FRDM Index Target Date 2065 Commingled Pool Class T a 2,159,789
* Fidelity Investments FRDM Index Target Date 2005 Commingled Pool Class T a 158,835
Total common collective trust funds

$ 551,788,572
Shares of registered investment companies:

*
Fidelity Investments

500 Index Fund a $ 232,309,140
American Funds Growth Fund of America Class R6 a 148,211,036
Dodge & Cox Stock Fund a 81,444,399
Vanguard Total International Stock Index Fund a 78,105,327
Vanguard

Total Bond Market Index Fund a 74,424,363
*
Fidelity Investments

Extended Market Index Fund a 54,962,295
Neuberger Berman Genesis Fund Class R6 a 38,771,292
* Fidelity Investments Diversified International K6 Fund a 36,028,262
* Fidelity Investments Low Priced Stock K6 Fund a 35,815,160
Total value of registered

investment companies
$ 780,071,274
Total Investments

$ 1,378,598,419

** Participant Loans
Fully secured loans with interest charges at current

-0- $ 18,990,967
commercial rates (current loans range from 4.5% to
10.5% maturing through September 12, 2033)

*

Funds are managed by an affiliate of Fidelity Management Trust Company, a party-in-interest as defined by ERISA.
**

A party-in-interest as defined by ERISA.
a

The cost of participant-directed investments is not required to be disclosed

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan

Administrator has duly caused this annual report to be
signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
Dated: June 21, 2024 /s/ Lorelei McGlynn

Lorelei McGlynn

Chairperson of the 401(k) Plan Administrative Committee